Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com

                                                      January 26, 2010

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                   Re:   AllianceBernstein Municipal Income Fund, Inc.
                              Post-Effective Amendment No. 42
                              File Nos. 33-7812 and 811-04791
                         AllianceBernstein Municipal Income Fund II
                              Post-Effective Amendment No. 25
                              File Nos. 33-60560 and 811-07618

Dear Ms. Sterling:

          This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendment to the registration statement filed on Form N-1A of the Funds referred above, as provided orally to the undersigned on December 23, 2009. The Staff's comments and our responses are discussed below.

Prospectus
----------

Comment 1:     Annual Portfolio Operating Expense Tables: Insert "Total
               Operating Expenses (Before Waiver)" below Total Other Expenses.
               Insert "(After Waiver and/or Expense Reimbursement)" after Total
               Operating Expenses.

Response:      We have revised the disclosure in response to this comment.

Comment 2:     Annual Portfolio Operating Expense Tables - Footnote (a):
               Footnote (a) should include disclosure regarding as to who can terminate the waiver and expense reimbursement arrangements under what circumstances.

Response:      We have revised the disclosure in response to this comment.

Comment 3:     Annual Portfolio Operating Expense Tables - Footnote (b): Delete
               footnote (b) and move the disclosure in footnote (b) to the introductory paragraph under EXAMPLES.

Response:      We have revised the disclosure in response to this comment.

Comment 4:     Municipal Market Risk: Disclose how state economic factors may affect each Portfolio's performance.

Response:      We have revised the disclosure in response to this comment.

Comment 5:     National Portfolio - Principal Strategies: The first paragraph states that "The Portfolio pursues its objective by investing principally in high-yielding, predominantly investment grade municipal securities", while the second paragraph states that "The Portfolio may invest without limit in lower-rated securities, which may include securities having the lowest rating, and in unrated securities that, in the Adviser's judgment, would be lower-rated securities if rated". These statements are not consistent with each other.

Response:      We have revised the disclosure in response to this comment.

               Note: The disclosure in the second paragraph about investing in lower-rated securities was inadvertently included for all AllianceBernstein Municipal Portfolios. We have deleted it.

Comment 6:     National Portfolio - Principal Strategies: Insert "(Junk Bond)"
               after lower-rated securities.

Response:      We have revised the disclosure in response to this comment.

                                      * * *

          We hereby acknowledge that (i) the Funds are responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Funds may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

          If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                      Sincerely,



                                                      /s/ B. Kyle Park
                                                      ------------------------
                                                          B. Kyle Park

cc:      Stephen Laffey, Esq.
         Kathleen K. Clarke, Esq.

SK 00250 0157 1058673